Exhibit 12.4

CBL & Associates Limited Partnership
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$93,727	$17,662	$75,935	$103,756	$242,675	$105,006	$179,140
Fixed charges less capitalized interest	111,266	108,649	216,318	229,458	239,844	231,934	242,357
Distributed income of equity investees	9,641	8,610	16,633	21,092	21,866	15,995	17,074
Equity in losses of equity investees for which charges arise from guarantees	—	—	—	(197)	(63)	(44)	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(80)	(70)	(127)	(152)	(273)	(3,069)	(3,729)
Total earnings	$214,554	$134,851	$308,759	$353,957	$504,049	$349,822	$434,842

Fixed charges (1):
Interest expense (2)	$111,266	$108,649	$216,318	$229,458	$239,844	$231,934	$242,357
Capitalized interest	1,224	996	2,302	4,153	7,246	5,837	2,671
Total fixed charges	$112,490	$109,645	$218,620	$233,611	$247,090	$237,771	$245,028

Ratio of earnings to fixed charges	1.91	1.23	1.41	1.52	2.04	1.47	1.77

(1)	The interest portion of rental expense is not calculated because the rental expense of the Operating Partnership is not significant.

(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.